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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                            BLACKHAWK BANCORP, INC.
                            a Wisconsin corporation
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                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                  09237E 10 5
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                                 (CUSIP Number)

                               Mr. Keith D. Hill
                     Treasurer and Chief Financial Officer
                            Blackhawk Bancorp, Inc.
                                400 Broad Street
                            Beloit, Wisconsin 53511
                                 (608) 364-8911
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                With a copy to:
                            Fredrick G. Lautz, Esq.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000


                               November 16, 2000
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            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 4 , check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.                         13D                        PAGE 1 OF  7  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Kenneth A. Hendricks and Diane M. Hendricks
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
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                7   SOLE VOTING POWER
  NUMBER OF
                      2,417
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    140,692
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      2,417
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    140,692
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    143,109
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.2%
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14   TYPE OF REPORTING PERSON (See Instructions)

                    IN
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ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

      Blackhawk Bancorp, Inc.
      400 Broad Street
      Beloit, Wisconsin  53511

Security to Which This Statement Relates:

      Common Stock, $.01 Par Value, per share ("Blackhawk Common Stock")

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. and Mrs. Kenneth A. Hendricks, individuals residing in Wisconsin, who are both citizens of the United States of America. Mr. Hendricks is Chairman and Chief Executive Officer of ABC Supply Co., a roofing and siding wholesaler. Mrs. Hendricks is a Vice President of ABC Supply Co. Mr. Hendricks also is and has been a Director of Blackhawk Bancorp, Inc. ("Blackhawk") since 1996. Mr. Hendricks' principal business office is located at One ABC Parkway, Beloit, Wisconsin 53511.

      (d) and (e). During the last five years, neither Mr. Hendricks nor Mrs. Hendricks has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Shares of Blackhawk Common Stock owned by Mr. and Mrs. Hendricks were acquired by them in Blackhawk's initial public offering in 1990, or have since been acquired in secondary market transactions or are exercisable by Mr. Hendricks through vesting options granted to him under the Blackhawk Bancorp, Inc. 1994 Director Stock Option Plan. Mr. and Mrs. Hendricks paid the purchase price or exercise price, as the case may be, in connection with his acquisitions of all shares of Blackhawk Common Stock with personal funds. See Item 5 below. Mr. and Mrs. Hendricks purchased the shares of Blackhawk Common Stock presently owned by them at prices ranging from $3.33 to $10.50 (adjusted to give effect to Blackhawk's 1994 2-for-1 stock split and its 1995 3-for-2 stock split), and options presently owned by Mr. Hendricks which are exercisable or which will become exercisable with 60 days from the date of this filing have exercise prices ranging from $11.50 to $15.375 a share.





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ITEM 4.  PURPOSE OF THE TRANSACTION.

      Mr. Hendricks has served as a Director of Blackhawk since 1996. Mr. and Mrs. Hendricks purchased shares of Blackhawk's Common Stock in its initial public offering and have acquired additional shares from time to time in secondary market and private transactions over the past ten years for investment purposes. In addition, since becoming a Director of Blackhawk, Mr. Hendricks has received annual grants of options pursuant to Blackhawk's 1994 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder. Mr. Hendricks presently plans to continue adding to his investment in Blackhawk Common Stock by purchasing additional shares in secondary market and/or private transactions when he believes available prices are reasonable. Financing for such purchases will be derived from Mr. and Mrs. Hendricks' personal funds.

      On November 16, 2000, Mr. and Mrs. Hendricks acquired 2,000 shares of Blackhawk Common Stock in a secondary market transaction. As a result of that transaction, Mr. Hendricks' beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) increased more than one percentage point over the percent of Blackhawk's outstanding Common Stock reported as beneficially owned by Mr. and Mrs. Hendricks when they first filed this Schedule 13D. On November 16, 2000, Mr. and Mrs. Hendricks jointly owned 140,392 shares of Blackhawk Common Stock and Mr. Hendricks held currently exercisable options or options exercisable within 60 days of that date for the purchase of an additional 2,417 shares of Blackhawk Common Stock, resulting in his beneficial ownership of Blackhawk Common Stock totaling 142,809 shares, or 6.1% of all outstanding shares of Blackhawk Common Stock (calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Rules of the Securities and Exchange Commission promulgated thereunder). As noted above, Mr. and Mrs. Hendricks plan to continue increasing their investment in Blackhawk Common Stock through secondary market and/or private transactions at the times when they believe available prices are favorable, but do not plan to increase their beneficial ownership in excess of 10% of all outstanding shares of Blackhawk Common Stock. Given the current market price of Blackhawk Common Stock and the exercise price of exercisable options held by Mr. Hendricks, Mr. Hendricks presently has no intention to exercise any of his options in the immediate future. Mr. and Mrs. Hendricks have no plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with Mr. Hendricks' duties as a Director of Blackhawk.

      More specifically, except as described in the immediately preceding paragraph, Mr. and Mrs. Hendricks have no plan or proposal which relates to or which would result in:

            (a) Other than through secondary market and/or private transactions as described above and the possible future exercise of options granted to him under Blackhawk's 1994 Directors' Stock Option Plan, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;




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             (b)    An extraordinary corporate transaction, such as a merger,
                    reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

             (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

             (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

             (e) Any material change in the present capitalization or dividend policy of Blackhawk;

             (f) Any other material change in Blackhawk's business or corporate structure;

             (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

             (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

             (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

             (j)    Any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) Mr. Hendricks presently owns jointly with his spouse 140,692 shares of Blackhawk Common Stock, and holds presently exercisable options (or options which will become exercisable within 60 days after November 16, 2000) for the purchase of up to an additional 2,417 shares of Blackhawk Common Stock.

      (c) During the past 60 days, Mr. and Mrs. Hendricks have acquired a total of 23,800 shares of Blackhawk Common Stock in secondary market for cash in prices ranging from $9.50 to $10.25.




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 Purchases on or 60 Days Before November 16, 2000 and Any Purchases Thereafter

                                                        Number of
                Owner                      Date         Interests              Purchase price             Total Paid
                -----                      ----         ---------              --------------             ----------
Mr. and Mrs. Hendricks                     9/26/00            3,600               $10.25                     $ 36,900

Mr. and Mrs. Hendricks                     9/27/00            6,400               $10.00                       64,000

Mr. and Mrs. Hendricks                     9/27/00              700               $9.50                         6,650

Mr. and Mrs. Hendricks                    10/09/00            3,700               $10.00                       37,000

Mr. and Mrs. Hendricks                    10/31/00              200               $10.00                        2,000

Mr. and Mrs. Hendricks                    11/06/00            1,100               $10.00                       11,000

Mr. and Mrs. Hendricks                    11/09/00            1,000               $10.00                       10,000

Mr. and Mrs. Hendricks                    11/13/00            4,800               $10.00                       48,000

Mr. and Mrs. Hendricks                    11/16/00            2,000               $10.25                       20,500

Mr. and Mrs. Hendricks                    11/17/00              300               $9.75                         2,925
                                                            -------                                       -----------

         Total                                               23,800                                          $238,975
                                                            =======                                       ===========


         (d) As noted above, all of Mr. Hendricks' shares of Blackhawk Common Stock are owned jointly with this spouse.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than Blackhawk's 1994 Directors' Stock Option Plan, which is incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Hendricks and any other person, or with respect to any securities of Blackhawk.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Mr. Hendricks hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth below:


                                  EXHIBIT INDEX


   Exhibit No.

        1 The Blackhawk Bancorp, Inc. 1994 Directors' Stock Option Plan is incorporated herein by reference to Exhibit 28.4 to Blackhawk's Registration Statement on Form S-8 (Reg. No. 33-90550).





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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: November 29, 2000


                                       /s/ Kenneth A. Hendricks
                                       -----------------------------------------
                                       Kenneth A. Hendricks


                                       /s/ Diane M. Hendricks
                                       -----------------------------------------
                                       Diane M. Hendricks





























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